Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
June 30, 2005

	Three Months Ended		Nine Months Ended
	June 30		June 30
	2005	2004	2005	2004
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$7,303	$7,636	$243,886	$148,759
Add:
Portion of rents representative of the interest factor	1,040	920	3,236	2,660
Interest on debt & amortization of debt expense	33,689	16,011	99,304	49,506

Income as adjusted	$42,032	$24,567	$346,426	$200,925

Fixed charges:
Interest on debt & amortization of debt expense (1)	$33,689	$16,011	$99,304	$49,506
Capitalized interest (2)	563	457	1,914	802
Rents	3,120	2,760	9,707	7,981
Portion of rents representative of the interest factor (3)	1,040	920	3,236	2,660

Fixed charges (1)+(2)+(3)	$35,292	$17,388	$104,454	$52,968

Ratio of earnings to fixed charges	1.19	1.41	3.32	3.79